FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending January 7, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

                                    Annex A


The information in this Report shall be deemed to be filed by GlaxoSmithKline plc (the "Company") with the Securities and Exchange Commission solely for purposes of incorporation by reference into the Company's Registration Statements on Form S-8 (File No. 333-13022, 333-88966 and 333-100388).

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: January 7, 2004                                   By: Victoria Llewellyn
                                                             ------------------
                                                             Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

Issued -  Wednesday, 7th January 2004, London


             GSK RECEIVES NOTICE FROM IRS ON TAX ALLOCATION DISPUTE

GlaxoSmithKline plc (GSK) announced today that, as part of its long-running dispute with the US Internal Revenue Service (IRS), the company has now received a claim for additional taxes that the US government asserts legacy company Glaxo Wellcome owes for the years 1989 to 1996. This "statutory notice of deficiency" for $2.7 billion ((pound)1.5 billion) in tax, principally relates to the allocation of taxes on profits for Glaxo heritage products between the US and other countries. To the extent that the IRS is successful in its claim, interest would be payable. GSK estimates the interest on the full claim to date would be approximately $2.5 billion ((pound)1.4 billion), net of federal tax relief. As similar tax issues remain open for 1997-2000, GSK believes it will also receive an additional assessment for this period.

Disagreements with and between revenue authorities as to tax allocations between related companies in different tax jurisdictions are inevitable for a global business such as GSK. Before receiving this notice, the company attempted to resolve the dispute by referring it to negotiations between the US and UK tax authorities. The company believes these discussions collapsed when the UK supported the GSK position that no additional taxes were due to the IRS.

The company continues to believe, based on external professional advice, that it has made adequate provision for tax liabilities which could arise from these tax assessments. However, there continues to be a wide difference of views between GSK and the IRS. GSK considers that the additional tax claim by the IRS on Glaxo heritage products is inconsistent with the treatment of other pharmaceutical companies, including GSK legacy company SmithKline Beecham.

GSK plans to contest this claim for additional taxes by filing a petition in the US Tax Court, where a trial is not expected until sometime in 2005-2006.

GSK also continues to believe that the profits reported by its US subsidiaries for the period 1989-2000, on which it has paid taxes in the United States, are more than sufficient to reflect the activities of its US operations.

GlaxoSmithKline, one of the world's leading research-based pharmaceutical and healthcare companies, is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For more information, please visit the company's web site at gsk.com.

S M Bicknell
Company Secretary
7th January 2004

Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the Operating and Financial Review and Prospects in the company's Annual Report on Form 20-F for 2002.


Enquiries:

UK Media enquiries:        Martin Sutton            (020) 8047 5502
                           David Mawdsley           (020) 8047 5502
                           Chris Hunter-Ward        (020) 8047 5502

US Media enquiries:        Nancy Pekarek            (215) 751 7709
                           Mary Anne Rhyne          (919) 483 2839
                           Patricia Seif            (215)  751 7709

European Analyst/Investor enquiries:
                           Duncan Learmouth         (020) 8047 5540
                           Anita Kidgell            (020) 8047 5542
                           Philip Thomson           (020) 8047 5543

US Analyst/Investor enquiries:
                           Frank Murdolo            (215) 751 7002
                           Tom Curry                (215) 751 5419